September 30, 2020
Lisa Larkin, Esq.
	U.S. Securities & Exchange Commission	via electronic filing
100 F Street, N.E.
Washington, DC 20549
RE:	Vanguard Specialized Funds; File Nos. 2-88116; 811-03916
Vanguard World Fund; File Nos. 2-17620; 811-01027
Vanguard Variable Insurance Funds; File Nos. 33-32216; 811-05962
(the "Vanguard Funds")

Dear Ms. Larkin,

This letter responds to your comments provided on September 28, 2020 regarding the Vanguard Funds' Preliminary Proxy Statement filed on September 17, 2020.

Comment 1:	On March 13, 2020, the SEC issued guidance on conducting virtual shareholder meetings (see Staff
Guidance for Conducting Shareholder Meetings in Light of COVID-19 Concerns). Please confirm awareness of such guidance as the Vanguard Funds prepare to host a virtual shareholder meeting.
Response:	We confirm that the Vanguard Funds are aware of, and will continue to rely on, the SEC's guidance
Comment 2:	on conducting virtual shareholder meetings.
If the Vanguard Funds do not successfully obtain shareholder approval to change their diversification status under the Investment Company Act of 1940 (the "1940 Act"), then have the investment advisors and the Boards of Trustees considered changing the Vanguard Funds'
investment strategies as they would continue to operate as diversified funds? If so, please provide an analysis on the intended changes to the investment strategies.
Response:	The investment advisors and Boards of Trustees for the Vanguard Funds have not considered changing the investment strategies for any of the Vanguard Funds if shareholder approval is not obtained. Therefore, the investment advisors would continue to manage the Vanguard Funds in accordance with the diversification rules under the 1940 Act and the related fundamental policy.

Please contact me at mary_salvucci@vanguard.com with any questions or comments regarding the above responses.

Sincerely,

/s/ Mary Salvucci Mary Salvucci Associate Counsel

The Vanguard Group, Inc.